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Exhibit 11

Ballantyne of Omaha, Inc. and Subsidiaries
Computation of Net Loss Per Share of Common Stock
Three and Nine Months Ended September 30, 2002 and 2001

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Basic Net Loss Per Share
Net loss applicable to common stock	$(1,736,508)	$(846,433)	$(2,773,261)	$(2,249,722)
Weighted average common shares outstanding	12,568,302	12,512,672	12,567,569	12,512,672

Basic loss per share	$(0.14)	$(0.07)	$(0.22)	$(0.18)

Diluted Net Loss Per Share
Net loss applicable to common stock	$(1,736,508)	$(846,433)	$(2,773,261)	$(2,249,722)
Weighted average common shares outstanding	12,568,302	12,512,672	12,567,569	12,512,672
Assuming conversion of options outstanding *	—	—	—	—

Weighted average common shares outstanding, as adjusted	12,568,302	12,512,672	12,567,569	12,512,672

Diluted net loss per share	$(0.14)	$(0.07)	$(0.22)	$(0.18)

*
Because the Company reported net losses for the three and nine months ended September 30, 2002 and 2001, respectively, the calculation of net loss per share—diluted excludes potential common shares from stock options, as they are anti-dilutive and would result in a reduction in loss per share. If the Company had reported net income for the three and nine months ended September 30, 2002, there would have been 102,785 and 126,789 additional shares, respectively, in the calculation of net income per share—diluted. If the Company had reported net income for the three and nine months ended September 30, 2001, there would have been 75,711 and 73,990 additional shares, respectively, in the calculation of net income per share—diluted.

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  Exhibit 11